Exhibit-99.10(c)

LKCM FUNDS

ADVISER CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the LKCM Funds Adviser Class Distribution Plan shall be as follows:

LKCM Equity Fund (Adviser Class)

LKCM Small Cap Equity Fund (Adviser Class)

LKCM Small-Mid Cap Equity Fund (Adviser Class)

LKCM Aquinas Catholic Equity Fund

Up to 1.00% per annum of the average daily net assets

Dated: February 14, 2003

Amended: August 1, 2016